UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities

Exchange Act of 1934.

Commission File Number 333-101881

CheckFree Services Corporation 401(k) Plan

(Exact name of registrant as specified in its charter)

4411 East Jones Bridge Road

Norcross, Georgia 30092

(678) 375-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the CheckFree Services Corporation 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, CheckFree Services Corporation 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 9, 2008	CheckFree Services Corporation 401(k) Plan

	By:	CheckFree Services Corporation, the administrator of the CheckFree Services Corporation 401(k) Plan

	By:	/s/ Thomas J. Hirsch
	Name:	Thomas J. Hirsch
	Title:	Executive Vice President and Chief Financial Officer